UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2020

Commission File Number:
001-3
8409

Mogo Inc.
(formerly known as Mogo Finance Technology Inc.)

2100-401 West Georgia St.
Vancouver, British Columbia
V6B 5A1, Canada
(
Address of principal executive office
s)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒
Form 20-F
☐
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: February 20, 2020	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President & Chief Financial Officer

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Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Material change report dated February 20, 2020 announcing extension of marketing collaboration agreement with Postmedia Network Inc.

99.2	Second amended and restated marketing collaboration agreement between Mogo Inc., Mogo Finance Technology Inc. and Postmedia Network Inc.

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